CERULEAN GROUP, INC.
Krizikova 22, Prague 8, 18600, Czech Republic

April 19, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Allicia Lam or Ms. Barbara Jacobs

       Re: Cerulean Group, Inc.
           Registration Statement on Form S-1 (File No. 333-185891)

Dear Ms. Allicia Lam and Ms. Barbara Jacobs:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Cerulean Group, Inc., a Nevada corporation (the "Company"), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to April 24, 2013, at 10:00 a.m. Eastern Time., or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Thank you for your assistance.

                                  Very truly yours,

                                  CERULEAN GROUP, INC.


                                  By: /s/ Olesya Didenko
                                       -----------------------------------------
                                  Name:  Olesya Didenko
                                  Title: President, Treasurer, Secretary and
                                         Director
                                         Principal Executive, Financial and
                                         Accounting (Officer)